STATEMENT OF INVESTMENTS

Dreyfus Pennsylvania Municipal Money Market Fund

August 31, 2008 (Unaudited)

Short-Term Investments--103.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Adams County Industrial Development Authority, IDR (Say Plastics, Inc. Project) (LOC; Wachovia Bank)	2.05	9/7/08	1,360,000 a	1,360,000
Allegheny County Hospital Development Authority, Health Care Revenue (Dialysis Clinic, Inc. Project) (LOC; SunTrust Bank)	1.85	9/7/08	1,500,000 a	1,500,000
Allegheny County Hospital Development Authority, Revenue (Puttters Program) (University of Pittsburgh Medical Center) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	1.87	9/7/08	3,925,000 a,b	3,925,000
Allegheny County Hospital Development Authority, Revenue (University of Pittsburgh Medical Center)	5.00	6/15/09	500,000	511,005
Allegheny County Hospital Development Authority, Revenue (UPMC Senior Communities, Inc.) (Liquidity Facility; FNMA and LOC; FNMA)	1.90	9/7/08	1,100,000 a	1,100,000
Allegheny County Industrial Development Authority, Residential Rental Development Revenue (Karrington of South Hills Assisted Living Facility Project) (LOC; Wachovia Bank)	2.00	9/7/08	935,000 a	935,000
BB&T Municipal Trust (Pennsylvania, GO) (Liquidity Facility; Branch Banking and Trust Co.)	1.84	9/7/08	5,090,000 a,b	5,090,000
Berks County Industrial Development Authority, Manufacturing Facilities Revenue (The Bachman Company Project) (LOC; PNC Bank NA)	1.92	9/7/08	515,000 a	515,000
Berks County Industrial Development Authority, Revenue (Beacon Container Corporation Project) (LOC; Wachovia Bank)	2.05	9/7/08	500,000 a	500,000
Berks County Industrial Development Authority, Revenue (Richard J. Caron Foundation				

Project) (LOC; Wachovia Bank)	1.95	9/7/08	2,480,000 a	2,480,000
Berks County Industrial Development Authority, Student Housing Revenue (CHF-Kutztown, LLC Project Servicing Kutztown University of Pennsylvania) (LOC; Citibank NA)	1.87	9/7/08	600,000 a	600,000
Berks County Municipal Authority, Revenue (Phoebe-Devitt Homes Obligated Group Project) (LOC; Banco Santander)	1.80	9/7/08	10,325,000 a	10,325,000
Blair County Industrial Development Authority, Revenue (Hollidaysburg Area YMCA Project) (LOC; Citizens Bank of Pennsylvania)	1.87	9/7/08	5,000,000 a	5,000,000
Blair County Industrial Development Authority, Revenue (NPC, Inc. Project) (LOC; PNC Bank NA)	1.97	9/7/08	4,525,000 a	4,525,000
Bradford County Industrial Development Authority, EDR (Towanda Printing Company Project) (LOC; PNC Bank NA)	1.97	9/7/08	2,385,000 a	2,385,000
Bradford County Industrial Development Authority, Revenue (State Aggregates Inc. Project) (LOC; M&T Bank)	2.04	9/7/08	2,455,000 a	2,455,000
Bucks County Industrial Development Authority, IDR (Dunmore Corporation Project) (LOC; Wachovia Bank)	2.10	9/7/08	1,630,000 a	1,630,000
Bucks County Industrial Development Authority, Revenue (Christian Life Center Project) (LOC; Wachovia Bank)	1.95	9/7/08	155,000 a	155,000
Bucks County Industrial Development Authority, Revenue (L&L Properties, L.P. Project) (LOC; Wilmington Trust Company)	2.15	9/7/08	2,555,000 a	2,555,000
Bucks County Industrial Development Authority, Revenue (LTL Color Compounders, Inc. Project) (LOC; Wilmington Trust Company)	2.15	9/7/08	1,085,000 a	1,085,000
Butler County Industrial Development Authority, EDR (Armco Inc. Project) (LOC; Fifth Third Bank)	1.92	9/7/08	700,000 a	700,000
Canon-McMillan School District, GO Notes, Refunding (Insured; FSA)	2.00	12/1/08	760,000	760,462
Central Bucks School District, GO Notes, Refunding	3.50	5/15/09	2,895,000	2,931,682

Chester County, Revenue (LOC; PNC Bank NA)	1.89	9/7/08	1,900,000 a	1,900,000
Chester County Industrial Development Authority, Revenue (Malvern Preparatory School Project) (LOC; Citizens Bank of Pennsylvania)	1.90	9/7/08	3,330,000 a	3,330,000
College Township Industrial Development Authority, IDR, Refunding (Ball Corporation Project) (LOC; JPMorgan Chase Bank)	2.77	9/7/08	2,000,000 a	2,000,000
Cumberland County, GO Notes	2.00	5/1/09	330,000	330,212
Cumberland County Industrial Development Authority, Revenue (Lawrence Schiff Silk Mills, Inc. Project) (LOC; Wachovia Bank)	2.05	9/7/08	590,000 a	590,000
Cumberland County Municipal Authority, Revenue (Messiah Village Project) (LOC; Citizens Bank of Pennsylvania)	1.88	9/7/08	3,940,000 a	3,940,000
Delaware County Industrial Development Authority, Revenue (Academy of Notre Dame de Namur) (LOC; Citizens Bank of Pennsylvania)	1.88	9/7/08	2,410,000 a	2,410,000
Delaware County Industrial Development Authority, Revenue (Astra Foods, Inc. Project) (LOC; Wachovia Bank)	2.05	9/7/08	4,000,000 a	4,000,000
Delaware County Industrial Development Authority, Revenue (Melmark Inc. Project) (LOC; Commerce Bank)	1.84	9/7/08	1,900,000 a	1,900,000
Derry Township School District, GO Notes	3.00	9/1/08	2,005,000	2,005,000
East Hempfield Township Industrial Development Authority, IDR (The Mennonite Home Project) (LOC; M&T Bank)	1.89	9/7/08	2,095,000 a	2,095,000
East Hempfield Township Industrial Development Authority, Revenue (BGT Realty Project) (LOC; Fulton Bank)	2.00	9/7/08	5,450,000 a	5,450,000
East Hempfield Township Industrial Development Authority, Revenue (Student Lodging Inc. Project) (LOC; Fulton Bank)	1.94	9/7/08	4,000,000 a	4,000,000
East Penn School District, GO Notes (Insured; Assured Guaranty)	3.25	9/15/08	580,000	580,299
Elizabethtown Industrial				

Development Authority, College Revenue (Elizabethtown College Project) (LOC; Fulton Bank)	1.94	9/7/08	8,600,000 a	8,600,000
Emmaus General Authority (Pennsylvania Variable Rate Loan Program) (Insured; FSA and Liquidity Facility; Wachovia Bank)	2.25	9/7/08	5,000,000 a	5,000,000
Erie County, GO Notes	4.00	9/1/09	1,780,000 c	1,818,163
Erie County Hospital Authority, Revenue (Union City Memorial Hospital Project) (LOC; M&T Bank)	1.91	9/7/08	1,700,000 a	1,700,000
Franklin County Industrial Development Authority, Revenue (James and Donna Martin Project) (LOC; Wachovia Bank)	2.05	9/7/08	1,000,000 a	1,000,000
Franklin County Industrial Development Authority, Revenue (Loudon Industries Inc. Project) (LOC; M&T Bank)	2.04	9/7/08	1,300,000 a	1,300,000
Hampden Industrial Development Authority, Revenue (Pennsylvania Pipe, Inc. Project) (LOC; Wachovia Bank)	2.05	9/7/08	920,000 a	920,000
Hatfield Township Industrial Development Authority, Revenue (H & N Packaging, Inc. Project) (LOC; Eurohypo AG)	1.97	9/7/08	1,715,000 a	1,715,000
Hempfield School District, GO Notes	3.00	10/15/08	2,000,000	2,001,177
Horizon Hospital System Authority, Senior Health and Housing Facilities Revenue (Saint Paul Homes Project) (LOC; M&T Bank)	1.89	9/7/08	2,000,000 a	2,000,000
Jackson Township Industrial Development Authority, IDR (Everlast Roofing Inc. Project) (LOC; M&T Bank)	1.94	9/7/08	3,280,000 a	3,280,000
Jackson Township Industrial Development Authority, Revenue (Regupol America LLC Project) (LOC; PNC Bank NA)	1.94	9/7/08	5,000,000 a	5,000,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	1.84	9/7/08	565,000 a	565,000
Lancaster County Solid Waste Management Authority, Resource Recovery System Revenue (Insured; AMBAC)	5.25	12/15/08	1,000,000	1,004,947
Lancaster Industrial Development				

Authority, Revenue (Boose Aluminum Foundry Project) (LOC; Fulton Bank)	2.00	9/7/08	2,770,000 a	2,770,000
Lancaster Industrial Development Authority, Revenue (Boose Properties, LP Project) (LOC; Fulton Bank)	2.00	9/7/08	2,055,000 a	2,055,000
Lancaster Industrial Development Authority, Revenue (Ensco Limited Project) (LOC; M&T Bank)	2.04	9/7/08	280,000 a	280,000
Lancaster Industrial Development Authority, Revenue (Farm and Home Foundation of Lancaster County Project) (LOC; Fulton Bank)	1.94	9/7/08	2,365,000 a	2,365,000
Lancaster Industrial Development Authority, Revenue (RIS Paper Company Project) (LOC; PNC Bank NA)	1.97	9/7/08	400,000 a	400,000
Lancaster Industrial Development Authority, Revenue (Snavely's Mill, Inc. Project) (LOC; Fulton Bank)	2.04	9/7/08	1,935,000 a	1,935,000
Lancaster Municipal Authority, Revenue (Ephrata Community Hospital Project) (LOC; Fulton Bank)	1.95	9/7/08	2,500,000 a	2,500,000
Lehigh County General Purpose Authority, HR (Lehigh Valley Health Network) (Insured; Assured Guaranty and Liquidity Facility; Wachovia Bank)	2.55	9/1/08	1,255,000 a	1,255,000
Lehigh County Industrial Development Authority, Revenue (Impress Industries Inc. Project) (LOC; Wachovia Bank)	2.05	9/7/08	1,290,000 a	1,290,000
Manheim Township School District, GO (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.10	9/7/08	1,400,000 a	1,400,000
Montgomery County Industrial Development Authority, Retirement Community Revenue (Adult Communities Total Services Retirement Life Communities Inc. Obligated Group) (LOC; Bank of America)	2.75	9/1/08	4,000,000 a	4,000,000
Montgomery County Industrial Development Authority, Revenue (Abington Friends School Project) (LOC; Wachovia Bank)	1.90	9/7/08	1,600,000 a	1,600,000
Montgomery County Industrial Development Authority, Revenue (Big Little Associates				

Project) (LOC; Wachovia Bank)	2.05	9/7/08	545,000 [a]	545,000
Montgomery County Industrial Development Authority, Revenue (Fountain of Life Christian Academy Project) (LOC; JP Morgan Chase Bank)	1.90	9/7/08	3,225,000 [a]	3,225,000
Montgomery County Industrial Development Authority, Revenue (Northwestern Human Services, Inc. Project) (LOC; Commerce Bank)	1.75	9/7/08	12,435,000 [a]	12,435,000
Montgomery County Industrial Development Authority, Revenue (RAF Pennsburg L.P. Project) (LOC; Wachovia Bank)	2.00	9/7/08	4,925,000 [a]	4,925,000
Montgomery County Industrial Development Authority, Revenue (Recigno Laboratories, Inc. Project) (LOC; Wachovia Bank)	2.05	9/7/08	2,375,000 [a]	2,375,000
Montgomery County Industrial Development Authority, RRR, Refunding (Montenay Montgomery County Project) (Insured; MBIA, Inc.)	5.00	11/1/08	4,000,000	4,011,911
North Coventry Township, GO Notes (Insured; FSA)	3.50	11/15/08	400,000	400,399
North Wales Water Authority, Rural Water Projects Revenue Notes	2.05	10/1/08	5,000,000	5,000,000
Northampton County Industrial Development Authority, IDR (Dorst America Project) (LOC; Bank of America)	2.00	9/7/08	840,000 [a]	840,000
Northampton County Industrial Development Authority, IDR (S&L Plastics, Inc. Project) (LOC; Bank of America)	2.11	9/7/08	2,450,000 [a]	2,450,000
Northampton County Industrial Development Authority, Revenue (Bardot Plastics Inc. Project) (LOC; Wachovia Bank)	2.20	9/7/08	390,000 [a]	390,000
Northampton County Industrial Development Authority, Revenue (Moravian College Housing Project) (LOC; Fulton Bank)	1.94	9/7/08	5,000,000 [a]	5,000,000
Northampton County Industrial Development Authority, Revenue (Reale Associated Project) (LOC; Wachovia Bank)	2.05	9/7/08	990,000 [a]	990,000
Northumberland County Industrial Development Authority, Revenue (Drug Plastics and Glass Company Project) (LOC; Wachovia Bank)	2.05	9/7/08	2,330,000 [a]	2,330,000

Northumberland County Industrial Development Authority, Revenue (Drug Plastics and Glass Company Project) (LOC; Wachovia Bank)	2.05	9/7/08	605,000 a	605,000
Pennsylvania, GO Notes	5.25	10/1/08	585,000	585,793
Pennsylvania, GO Notes	5.00	10/15/08	800,000	801,885
Pennsylvania, GO Notes	5.75	1/15/09	300,000	304,068
Pennsylvania, GO Notes	5.00	2/1/09	350,000	354,458
Pennsylvania, GO Notes	5.50	6/1/09	500,000	513,268
Pennsylvania, GO Notes	5.00	7/1/09	1,000,000	1,025,617
Pennsylvania, GO Notes, Refunding	4.75	9/1/08	2,325,000	2,325,000
Pennsylvania, GO Notes, Refunding	5.25	2/1/09	580,000	587,762
Pennsylvania, GO Notes, Refunding	5.00	8/1/09	4,475,000	4,606,008
Pennsylvania, GO Notes, Refunding (Insured; FGIC)	5.00	10/1/08	1,000,000	1,001,601
Pennsylvania Economic Development Financing Authority, EDR (CTP Carrera, Inc. Project) (LOC; PNC Bank NA)	1.92	9/7/08	900,000 a	900,000
Pennsylvania Economic Development Financing Authority, EDR (Delweld Industries Project) (LOC; PNC Bank NA)	1.92	9/7/08	1,200,000 a	1,200,000
Pennsylvania Economic Development Financing Authority, EDR (Pittsburgh Flexicore Company, Inc. Project) (LOC; PNC Bank NA)	1.92	9/7/08	1,050,000 a	1,050,000
Pennsylvania Economic Development Financing Authority, EDR (Plastikos Realty Project) (LOC; PNC Bank NA)	1.97	9/7/08	700,000 a	700,000
Pennsylvania Economic Development Financing Authority, EDR (PMF Industries, Inc. Project) (LOC; PNC Bank NA)	1.92	9/7/08	800,000 a	800,000
Pennsylvania Economic Development Financing Authority, EDR (Ralph S. Alberts Company, Inc. Project) (LOC; PNC Bank NA)	1.92	9/7/08	1,250,000 a	1,250,000
Pennsylvania Economic Development Financing Authority, EDR (Siem Tool Company/PRJP Partnership				

Project) (LOC; PNC Bank NA)	1.92	9/7/08	1,210,000 [a]	1,210,000
Pennsylvania Economic Development Financing Authority, Revenue (Conestoga Wood Specialties Corporation Project) (LOC; Wachovia Bank)	2.05	9/7/08	800,000 [a]	800,000
Pennsylvania Economic Development Financing Authority, Revenue (Material Technology and Logistics, Inc. Project) (LOC; Wachovia Bank)	2.05	9/7/08	830,000 [a]	830,000
Pennsylvania Higher Educational Facilities Authority, Revenue (Foundation for Indiana University of Pennsylvania Student Housing Project at Indiana University of Pennsylvania) (LOC; Citizens Bank of Pennsylvania)	1.80	9/7/08	9,000,000 [a]	9,000,000
Pennsylvania Higher Educational Facilities Authority, Revenue (Holy Family University Project) (LOC; TD Banknorth NA)	1.86	9/7/08	2,000,000 [a]	2,000,000
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education)	5.00	6/15/09	2,880,000	2,953,695
Pennsylvania Higher Educational Facilities Authority, Revenue (The Trustees of the University of Pennsylvania)	1.70	3/17/09	6,030,000	6,030,000
Pennsylvania Higher Educational Facilities Authority, Revenue, Refunding (State System of Higher Education)	3.25	6/15/09	1,595,000	1,607,280
Pennsylvania Housing Finance Agency, SFMR	3.75	10/1/08	360,000	360,143
Pennsylvania Housing Finance Agency, SFMR	2.15	3/27/09	3,260,000	3,260,000
Pennsylvania Housing Finance Agency, SFMR	2.35	3/27/09	2,700,000	2,700,000
Pennsylvania State University, GO (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	1.84	9/7/08	4,330,000 [a,b]	4,330,000
Pennsylvania State University, Revenue, Refunding	4.00	3/1/09	250,000	252,199
Philadelphia, Multi-Modal GO, Refunding (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.07	9/7/08	3,000,000 [a]	3,000,000
Philadelphia, Water and Wastewater Revenue (Merlots Program) (Insured;				

FSA and Liquidity Facility; Wachovia Bank)	2.22	9/7/08	6,200,000 a,b	6,200,000
Philadelphia Authority for Industrial Development, IDR (I Rice Associates LP Project) (LOC; Wachovia Bank)	2.05	9/7/08	505,000 a	505,000
Philadelphia Authority for Industrial Development, Revenue (Friends Select School Project) (LOC; PNC Bank NA)	1.87	9/7/08	900,000 a	900,000
Philadelphia Authority for Industrial Development, Revenue (Lannett Company) (LOC; Wachovia Bank)	2.05	9/7/08	130,000 a	130,000
Philadelphia Authority for Industrial Development, Revenue (The Franklin Institute Project) (LOC; Bank of America)	1.90	9/7/08	1,250,000 a	1,250,000
Philadelphia School District, GO Notes, Refunding (Insured; MBIA, Inc.)	5.00	10/1/08	1,000,000	1,001,197
Pittsburgh School District, GO Notes, Refunding (Insured; FSA)	5.00	3/1/09	1,400,000	1,420,590
Pottstown Borough Authority, Educational Facilities Revenue (The Hill School Project) (LOC; Allied Irish Banks)	1.84	9/7/08	7,000,000 a	7,000,000
Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR (Hunt Club Apartments)) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.08	9/7/08	2,495,000 a,b	2,495,000
State Public School Building Authority, College Revenue (Westmoreland County Community College Project) (Insured; FSA)	2.50	10/15/08	290,000	290,171
State Public School Building Authority, College Revenue (Westmoreland County Community College Project) (Insured; FSA)	2.50	10/15/08	250,000	250,148
Susquehanna County Industrial Development Authority, IDR (Stabler Companies, Inc. Project) (LOC; Wachovia Bank)	2.04	9/7/08	5,670,000 a	5,670,000
Telford Industrial Development Authority, IDR (Ridgetop Associates Project) (LOC; Bank of America)	2.18	9/7/08	4,880,000 a	4,880,000
University of Pittsburgh of the Commonwealth System of Higher Education, Revenue (University				

Capital Project) (Liquidity Facility; DEPFA Bank PLC)	1.82	9/7/08	7,950,000 a,c	7,950,000
University of Pittsburgh of the Commonwealth System of Higher Education, Revenue, Refunding (University Capital Project) (Liquidity Facility; DEPFA Bank PLC)	1.82	9/7/08	2,030,000 a	2,030,000
University of Pittsburgh of the Commonwealth System of Higher Education, Revenue, Refunding (University Capital Project) (Liquidity Facility; DEPFA Bank PLC)	1.82	9/7/08	2,420,000 a	2,420,000
University of Pittsburgh of the Commonwealth System of Higher Education, Revenue, Refunding (University Capital Project) (Liquidity Facility; DEPFA Bank PLC)	1.82	9/7/08	1,600,000 a	1,600,000
University of Pittsburgh of the Commonwealth System of Higher Education, Revenue, Refunding (University Capital Project) (Liquidity Facility; DEPFA Bank PLC)	1.82	9/7/08	4,675,000 a	4,675,000
Upper Saint Clair Township, GO Notes (Insured; FSA and Liquidity Facility; PNC Bank NA)	2.07	9/7/08	6,460,000 a	6,460,000
Warren County School District, GO Notes (Insured; FSA)	3.00	9/1/09	350,000 c	353,157
York Redevelopment Authority, Revenue (LOC; M&T Bank)	1.94	9/7/08	3,350,000 a	3,350,000

Total Investments (cost $307,999,297)	**103.4%**	**307,999,297**
Liabilities, Less Cash and Receivables	**(3.4%)**	**(10,169,146)**
Net Assets	**100.0%**	**297,830,151**

a   Variable rate demand note - rate shown is the interest rate in effect at August 31, 2008. Maturity date represents the next demand date, not the ultimate maturity date.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, these securities amounted to $22,040,000 or 7.4% of net assets.

c   Purchased on a delayed delivery basis.

At August 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ABAG	Association Of Bay Area Governments	**ACA**	American Capital Access

AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1 - Quoted Prices	0
Level 2 - Other Significant Observable Inputs	307,999,297
Level 3 - Significant Unobservable Inputs	0
Total	307,999,297